UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K
______________________

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of June, 2010

Commission File No. 001-33799

EXCEED COMPANY LTD.
(Translation of registrant’s name into English)
______________________

Suite 8, 20/F, One International Finance Centre
1 Harbour View Street, Central, Hong Kong.
T: +852 3669 8105
(Address of principal executive office)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

Exceed Company Ltd. to Become the First Official Partner of the Nationwide “Fitness for All” Sports Campaign

BEIJING, CHINA - June 18, 2010 - Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), one of China’s leading domestic sports and leisurewear brands, today announced that the Company's wholly owned subsidiary, Xidelong (China) Co. Ltd. (“XDL China”), has been named the first official partner of the Nationwide "Fitness for All" Sports Campaign.  The Campaign is jointly organized by the Human Resources Development Center of the General Administration of Sport of China (the “Center”) and China Sports Publishing Group, and will be sponsored by XDL China.

In 2009, the State Council of the People’s Republic of China implemented regulations on physical fitness, and named August 8 as the annual “Fitness for All” Day in order to enhance the public’s enthusiasm for fitness and sporting events.  The Nationwide “Fitness for All” Sports Campaign is a charitable, social initiative to promote the development of the sports and fitness industry and the concept of fitness and sporting events.

The Campaign, which will begin on June 17, 2010 in Beijing, will expand to hundreds of colleges and universities in China.  The Campaign will focus on developing awareness among future leaders in the college and university student population.  Champions of the Olympic Games will volunteer their time, interacting with the students in order to share their experiences and promote the benefits that fitness and sports bring to each individual’s health and well-being.

Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “With our global name recognition as the first Chinese sportswear brand to be listed in the United States, and our dedication to research and development, Exceed’s corporate culture is a perfect match for the ‘Fitness for All’ concept.  At Exceed, our goal is to enable and encourage the general public to pursue a healthy and active lifestyle.  We believe that this Campaign will help us to promote this mission, as it increases the recognition of our Xidelong brand name and bolsters brand loyalty among our existing and new customers.”

ABOUT EXCEED COMPANY LTD.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. It is one of the leading domestic sports and leisurewear brands in China in terms of market share by sales revenue. Since operations began in 2002, Exceed has experienced significant growth in the mass market concentrated in the second and third tier cities in China and has established a market leading position as one of the top five Chinese sportswear brands. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding future events and future performance of Exceed. These statements are based on management's current expectations or beliefs. Actual results may vary materially from those expressed or implied by the statements herein. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in certain of Exceed's Securities and Exchange Commission filings. For a description of certain factors that could cause actual results to vary from current expectations and forward-looking statements contained in this press release, refer to documents that Exceed files from time to time with the Securities and Exchange Commission. Exceed is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Investor Relations Contact
Katharine O’Brien
ICR
(646) 277-1217
katharine.obrien@icrinc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exceed Company Ltd.
By:	/s/ Lin Shuipan
Name: Lin Shuipan
Title: Chairman and Chief Executive Officer

Dated:  June 18, 2010